

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via E-mail
Andre Pires de Oliveira Dias
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **Re: Gerdau S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Response Dated May 29, 2015**
> **File No. 1-14878**

Dear Mr. Pires de Oliveira Dias:

We have reviewed your May 29, 2015 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2015 letter.

Note 8 – Income and Social Contribution Taxes, page F-24

1. We note your response to comment 3. Please revise your disclosures to explain what the line item, interest on equity, represents. Explanations of the relationship between tax expense and accounting profit should be transparent. Refer to IAS 12.81(c).

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief